

February 22, 2010

Mail Stop 4561

By U.S. Mail and facsimile to 020 7356 1014

Tim J. W. Tookey
Group Finance Director
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

Re: Lloyds Banking Group plc
Form 20-F filed May 7, 2009
File No. 001-15246

Dear Mr. Tookey:

We have completed our review of the above referenced Form 20-F and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief